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                             October 29, 2020

       Thomas McHugh
       Senior Vice President and Chief Financial Officer
       AVADEL PHARMACEUTICALS PLC
       10 Earlsfort Terrace
       Dublin 2, Ireland
       D02 T380

                                                        Re: AVADEL
PHARMACEUTICALS PLC
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed March 16,
2020
                                                            Form 10-Q for the
Period Ended June 30, 2020
                                                            Filed August 10,
2020
                                                            File No. 001-37977

       Dear Mr. McHugh:

              We have reviewed your October 14, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 21, 2020 letter.

       Form 10-Q for the Period Ended June 30, 2020

       Note 4. Disposition of the Hospital Business, page 13

   1. We note your response to comment 1. You state that the sterile injectable drugs (the
                                                           Products   ) do not
represent a product line, and therefore are not a distinguishable component of the
company. Please tell us if you believe that the Products meet the definition of a
component of an entity as defined in ASC 205-20. If not, please explain.
                                                        In your response,
please address your presentation of the unaudited pro forma financial information you
presented in exhibit 99.2 of Form 8-K dated July 2, 2020, which gives effect to the sale of
the Products. Based on this presentation, it appears that, at a
 Thomas McHugh
AVADEL PHARMACEUTICALS PLC
October 29, 2020
Page 2
         minimum, the operations of the Products can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.
2. We note from your response to comment 1 that you do not believe the sale of the sterile injectable drugs represented a strategic shift as contemplated by ASC 205-20-45. We continue to believe that the disposal may have represented a strategic shift. Please help us better understand your conclusion. In your response, please address the statements made in the press release announcing the sale of the Products on July 1, 2020. We note that in that press release, the company articulated that the sale of the sterile injectable drug portfolio was a significant milestone for the company, as it further reflected your commitment to strategically focus on advancing FT218 through the regulatory review process and, if approved, bringing your formulation of sodium oxybate to patients. We also note the statement made by Mr. Greg Divis, your Chief Executive Officer, in which
         he stated,    By divesting our portfolio of sterile injectable drugs,
we are now singularly
         focused on supporting the regulatory approval process, market planning and maximizing
         shareholder value for FT218.    Please also tell us how you considered
the fact that the
         Products sold and FT218 are based on different technologies.

       You may contact Nudrat Salik at (202) 551-3692 or Ameen Hamady at (202) 551-3891 if
you have any questions.



FirstName LastNameThomas McHugh         Sincerely,
Comapany NameAVADEL PHARMACEUTICALS PLC
                                        Division of Corporation Finance
October 29, 2020 Page 2                 Office of Life Sciences
FirstName LastName